FILE NO. 82.4524

02055826

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street, N.W.
Washington D C 20549
U.S.A.

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 04 2002
WASH. DC 155 SECTION

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 3635 October 18, 2002

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITORY RECEIPTS (GDRs) CUSIP NO.856552104
LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2002
CENTRAL BOARD'S MEETING ON 30TH OCTOBER 2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/3630 dated the 18th October 2002 addressed to Mumbai Stock Exchange alongwith a copy of press release.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

General Manager
(Shares & Bonds)

Encl. : a/a

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

dlw 11/18

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

FILE NO. 82.4524

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

SEC MAIL PROCESSING
RECEIVED
NOV 0 4 2002
WASH, D.C. 155 SECTION

The Executive Director
Stock Exchange, Mumbai
Phiroze Jeejeebhoy Tower
25th Floor, Dalal Street
Mumbai 400 001

CO/S&B/VR/2002/3630 October 18, 2002

Dear Sir,

LISTING AGREEMENT
UNAUDITED RESULTS FOR THE QUARTER ENDED 30TH SEPTEMBER 2002
CENTRAL BOARD'S MEETING ON 30TH OCTOBER 2002
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 30th October 2002 to take on record the unaudited working results of the Bank for the quarter ended on 30th September 2002. In terms of clause 31 © of the listing agreement, we also enclose for your information, three copies of press release dated 18th October 2002, being issued in connection with convening of the meeting on 30th October 2002.

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)

Encl. : a/a

प्रकाशन हेतु
for favour of publication

FILE NO. 82.4524

भारतीय स्टेट बैंक
STATE BANK OF INDIA

PRESS RELEASE

STATE BANK OF INDIA
CENTRAL OFFICE, MUMBAI-400 021.

A meeting of the Central Board of the Bank will be held on 30th October 2002, to take on record the unaudited working results of the Bank for the quarter ended 30th September 2002.

Mumbai
Date: 18th October 2002

JANKI BALLABH
CHAIRMAN

02-651cd s09

जन सम्पर्क विभाग, केन्द्रीय कार्यालय, मदाम कामा रोड, पोस्ट बॉक्स नं. 12, बम्बई 400 021.
Public Relations Department, Central Office, Madame Cama Road, Post Box No. 12, Bombay 400 021.